Exhibit 99.3

Lake Street Capital Markets, LLC

920 Second Avenue South, Suite 700

Minneapolis, MN 55402

VERSUS SYSTEMS INC.

LETTER AGREEMENT

January 20, 2021

Versus Systems Inc.

6701 Center Drive West, Suite 480

Los Angeles, CA 90045

Ladies and Gentlemen:

Reference is made to the Underwriting Agreement (the “Underwriting Agreement”), dated as of January 14, 2021, by and between Versus Systems Inc. (the “Company”) and Lake Street Capital Markets, LLC (the “Underwriter”). Capitalized terms used in this agreement (the “Letter Agreement”) and not defined herein shall have the respective meanings ascribed to such terms under the Underwriting Agreement.

Pursuant to the terms and conditions set forth herein, the Underwriter hereby agrees that the Right of First Refusal granted to the Underwriter pursuant to Section 7.3 of the Underwriting Agreement shall terminate as of the date hereof and shall hereafter be null and void. Except as modified by this paragraph, the Underwriting Agreement shall otherwise remain in full force and effect.

This Letter Agreement supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by, and construed in accordance with the laws of, the State of New York without regard to its choice of law provisions.

This Letter Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

No amendment or waiver of any provision of this Letter Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

[Signature Page Follows]

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Letter Agreement by signing in the space provided below.

Very truly yours,

VERSUS SYSTEMS INC.

By:	/s/ Cragi Finster
Name: Cragi Finster
Title: CFO

Confirmed and accepted:

LAKE STREET CAPITAL MARKETS, LLC

By:	/s/ Michael Townley
Name: Michael Townley
Title: Head of Investment Banking